

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Barnes Group Inc.
Christopher J. Stephens, Jr.
Chief Financial Officer
123 Main Street
Bristol, Connecticut 06010

      Re: Barnes Group Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 24, 2016
             File No. 1-04801

Dear Mr. Stephens:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Terence O'Brien

                            Terence O'Brien
                            Accounting Branch Chief
                            Office of Manufacturing and
                            Construction